SILVESTRE LAW GROUP, P.C.

31200 Via Colinas, Suite 200

Westlake Village, CA 91362

(818) 597-7552

Fax (805) 553-9783

May 10, 2018

Division of Corporation Finance

Office of Telecommunications

United States Securities and Exchange Commission

Washington, DC 20549

RE:

Registration Statement on Form S-3 and Additional Questions

Filed December 8, 2017

File No. 333-221970

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Social Reality, Inc. (“Company”) in response to your comments received telephonically from Staff representative Joshua Shainess (Attorney-Advisor) on May 8, 2018.  These responses utilize the Staff’s comments as the primary guide of this letter. Additionally, our responses are based on representations made to this firm by the Company.

1.

Provide an anticipated time frame for the following items related to the BIGToken platform:

a.

The Beta testing of the platform;

Response: The Company is currently testing the closed Beta version with select invitees of the Company and anticipates completing the closed Beta in the third quarter of 2018.  The Company then anticipates testing an open Beta from that point until the first quarter of 2019.  The open Beta will be available to anyone that signs up, subject to the Company’s need to limit sign ups if infrastructure capacity is reached

b.

The distribution by Social Reality to its shareholders of the right;

Response: The Company anticipates issuing a right to all shareholders late in the second quarter or early in the third quarter of 2018.

c.

The exercise of the right by Social reality;

Response: Assuming the registration statement is declared effective for BIGToken and we are able to provide adequate information to shareholders and the trading markets, we anticipate exercising the right at the launch of BIGToken in the first quarter of 2019.

d.

The registration of the BIGToken shares for the anticipated affinity program;

SILVESTRE LAW GROUP, P.C.

Response: We anticipate commencing the registration process through the filing of a registration statement on a confidential basis in the middle of the third quarter of 2018.

e.

The launch date of the BIGToken Platform;

Response: Subsequent to the completion of the open Beta testing and the registration statement being declared effective, the Company plans to have a fully functional version of the platform available in the first quarter of 2019.

2.

Clarify the distinction between the Alpha and Beta versions of the BIGToken platform.

       Response:  The Alpha and Beta versions both utilize the data for testing system functionality and features, and both provide the same points to users that will not be convertible into a digital/analog token, currency, or security, and no promise or statement been made to that effect.  The main differences are (i) the introduction of more users on the platform in the Beta than the Alpha, and (ii) the Beta version is a more complete experience that contains additional features that allow the user to interact with the platform in greater depth.

I hope the foregoing addresses the Staff’s concerns. Should you require additional information, feel free to contact the undersigned at 805.402.7494 or via email at rsilvestre@silvestrelaw.com.

Sincerely,

Silvestre Law Group, P.C.

Raul Silvestre

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